1. Name and Address of Reporting Person
   Salomon, Marshal D.
   21250 Hawthorne Boulevard, Suite 800
   Torrance, CA 90503
   USA
2. Date of Event Requiring Statement (Month/Day/Year)
   06/19/2001
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Issuer Name and Ticker or Trading Symbol
   DaVita Inc.
5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   Vice President
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Beneficially Owned
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
|1. Title of Security                      |2. Amount of          |3. Ownership    |4. Nature of Indirect Beneficial Ownership     |
|                                          |   Securities         |   Form:        |                                               |
|                                          |   Beneficially Owned |   Direct(D) or |                                               |
|                                          |                      |   Indirect(I)  |                                               |
+------------------------------------------+----------------------+----------------+-----------------------------------------------+
Common Stock                                3000                   D

TABLE II -- Derivative Securities Beneficially Owned
+-----------------------+---------------------+---------------------------------+----------+-------------+-------------------------+
|1.Title of Derivative  |2.Date Exercisable   |3.Title and Amount of Securities |4.Conver- |5.Ownership  |6. Nature of Indirect    |
|  Security             |  and Expiration Date|  Underlying Derivative          | sion or  | Form of     |   Beneficial Ownership  |
|                       |  (Month/Day/Year)   |  Security                       | Exercise | Derivative  |                         |
|                       +----------+----------+-----------------------+---------+ Price of | Security:   |                         |
|                       | Date     | Expira-  |                       |Amount or| Deri-    | Direct(D) or|                         |
|                       | Exer-    | tion     |         Title         |Number of| vative   | Indirect(I) |                         |
|                       | cisable  | Date     |                       |Shares   | Security |             |                         |
+-----------------------+----------+----------+-----------------------+---------+----------+-------------+-------------------------+
Stock Options (Right to  03/29/2001 03/29/2005 Common Stock            77500     $2.6875    D
buy)                     <F1>
Stock Options (Right to  09/14/2001 09/14/2005 Common Stock            25000     $7.0625    D
buy)                     <F2>
Stock Options (Right to  03/11/2000 03/11/2009 Common Stock            100000    $9.0625    D
buy)                     <F3>

Explanation of Responses:

<F1>
2,500 shares of the indicated options vested on 3/29/01; 37,500 will vest on 3/29/02 and 37,500 will vest on 3/29/03.
<F2>
The indicated options vest at 25% per year, such that 6,250 shares vest on each of the following dates: 9/14/2001; 9/14/2002; 9/14/2003 ; and 9/14/2004.
<F3>
The indicated options vest at 25% per year, such that 25,000 shares vest or have vested, on each of the following dates: 3/11/00; 3/11/01; 3/11/02 and 3/11/03. The final installment was accelerated and became exercisable on January 23, 2001, because the stock price increased by 86.4% over the market price on ten out of twenty consecutive trading days.

SIGNATURE OF REPORTING PERSON
/s/ Marshal D. Salomon

DATE
06/29/2001